May 4, 2015

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Infinity Property and Casualty Corporation (“the Company”)
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 26, 2015
FILE NO. 000-50167

Mr. Rosenberg,
This letter responds to your letter dated April 27, 2015, relating to comments of the staff of the Securities and Exchange Commission in connection with the above-referenced submissions.

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the SEC’s one comment included in the above-referenced submissions, please note below the “SEC COMMENT” / “COMPANY RESPONSE” format.
Form 10-K for the fiscal year ended December 31, 2014

1.
SEC COMMENT: Refer to your disclosure of fixed maturity securities herein and in Note 3. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your presentation of fixed maturity securities by “major security types” and “classes.” In this regard, please tell us why you did not further disaggregate your state and municipal and corporate fixed maturity securities. Your disclosures on page 25 and 26 suggest further disaggregation may be necessary.

COMPANY RESPONSE:
Our presentation of fixed maturity securities in Note 3 of our Form 10-K currently meet the requirements of ASC 320-10-50-1B for financial institutions as set forth under ASC 942-320-50-2, which sets forth the required “major security types” financial institutions shall include in their disclosures.
We do not feel that further disaggregation of our state and municipal and corporate fixed maturity securities are required in Note 3. ASC 320-10-50-1B requires that the following be considered when determining whether it is necessary to further separate a particular security type into greater detail:

•	(Shared) activity or business sector

•	Vintage

•	Geographic concentration

•	Credit quality

•	Economic characteristics
Further, 820-10-50-2B requires that the determination of the appropriate classes of assets and liabilities be based on (a) the nature, characteristics, and risks of the asset or liability and (b) the level of the fair value hierarchy within which the fair value measurement is categorized.

With regards to the state and municipal bonds, the credit quality across the overall state and municipal bond portfolio is very similar. All bonds are rated ‘A-’ or higher as required by the Company’s investment policy statement. In addition, the Company feels that the type of state and municipal bonds held have similar economic characteristics. Based on Barclay’s municipal bond information, there is a strong positive correlation among the types of state and municipal bonds the Company’s holds as well as among the types of revenue bonds. In addition, the annualized returns among the various types of state and municipal bonds do not vary widely. Both of these are demonstrated below:

Historical Correlation of Monthly Returns
	State GO	Local GO	Revenue
State GO	1.000
Local GO	0.977	1.000
Revenue	0.935	0.956	1.000

Historical Correlation of Monthly Returns
	Transportation	Utilities	Education
Transportation	1.000
Utilities	0.979	1.000
Education	0.980	0.983	1.000

Source: Barclay's Period Covered: April 2005 - March 2015

	Return*	Standard Deviation		Return*	Standard Deviation
State GO	4.6%	4.2%	Transportation	5.2%	5.0%
Local GO	5.0%	4.3%	Water & Sewer	5.1%	4.7%
Revenue	5.0%	4.9%	Education	5.1%	4.9%
Total	4.9%	4.5%	Total	5.1%	4.9%
*Annualized monthly returns

Similarly on the corporate bond portfolio, the credit quality of the securities that make up the Company’s corporate bond portfolio is similar across the various industry sectors. In addition, based on Barclay's U.S. investment grade and high yield sector information, there is both similar return characteristics and a strong positive correlation among the industry sectors of corporate bonds the Company is invested in as shown below:

Historical Correlation of Monthly Returns
Investment Grade Sector	Financial	Consumer, Non-cyclical	Communications	Consumer, Cyclical	Energy	Industrial	Utilities	Technology	Basic Materials	Diversified
Financial	1.000
Consumer, Non-cyclical	0.648	1.000
Communications	0.747	0.897	1.000
Consumer, Cyclical	0.650	0.933	0.928	1.000
Energy	0.754	0.896	0.848	0.876	1.000
Industrial	0.436	0.861	0.683	0.786	0.739	1.000
Utilities	0.660	0.955	0.877	0.939	0.914	0.857	1.000
Technology	0.666	0.943	0.931	0.954	0.739	0.789	0.941	1.000
Basic Materials	0.660	0.831	0.862	0.903	0.889	0.697	0.881	0.899	1.000
Diversified	0.678	0.965	0.864	0.916	0.913	0.895	0.964	0.937	0.876	1.000

Source: Barclay's Period Covered: April 2005 - March 2015

Historical Correlation of Monthly Returns
Investment Grade Sector	Financial	Consumer, Non-cyclical	Communications	Consumer, Cyclical	Energy	Industrial	Utilities	Technology	Basic Materials	Diversified
Financial	1.000
Consumer, Non-cyclical	0.556	1.000
Communications	0.652	0.934	1.000
Consumer, Cyclical	0.806	0.812	0.880	1.000
Energy	0.476	0.901	0.875	0.776	1.000
Industrial	0.345	0.851	0.825	0.710	0.891	1.000
Utilities	0.601	0.908	0.887	0.820	0.887	0.774	1.000
Technology	0.620	0.802	0.867	0.896	0.891	0.758	0.774	1.000
Basic Materials	0.482	0.875	0.899	0.823	0.913	0.918	0.826	0.890	1.000
Diversified	0.583	0.910	0.911	0.883	0.902	0.917	0.883	0.895	0.940	1.000

Source: Barclay's Period Covered: April 2005 - March 2015

Investment Grade Sector	Return*	Standard Deviation	High Yield Sector	Return*	Standard Deviation
Financial	5.52%	7.00%	Financial	10.76%	21.30%
Consumer, Non-cyclical	6.29%	5.90%	Consumer, Non-cyclical	8.89%	8.10%
Communications	5.98%	6.62%	Communications	7.61%	10.53%
Consumer, Cyclical	6.00%	6.36%	Consumer, Cyclical	8.18%	13.60%
Energy	5.88%	6.67%	Energy	6.34%	10.45%
Industrial	5.88%	6.15%	Industrial	8.96%	8.66%
Utilities	6.95%	6.66%	Utilities	7.06%	9.13%
Technology	5.82%	5.38%	Technology	8.89%	13.41%
Basic Materials	5.98%	5.08%	Basic Materials	6.01%	10.24%
Diversified	6.74%	7.10%	Diversified	8.55%	8.53%
Total	6.15%	6.25%	Total	7.28%	9.39%

*Annualized monthly returns
Following the financial crisis when investor confidence in the accuracy of debt ratings was shaken, the Company began providing investors gratuitous detail of its investment portfolio in the MD&A primarily to describe the composition and diversity of the state and municipal and corporate bond portfolio. This additional detail included the municipal tables by state and type of bond as well as the additional detail by industry sector of the Company’s corporate bond portfolio. As the economy has improved since 2008 and concerns over ratings accuracy subsided, these additional disclosures are less meaningful than they once were. In the spirit of eliminating immaterial information from the MD&A, we will revise our MD&A disclosure beginning with our Annual Report on Form 10-K for the period ending December 31, 2015, to include only the following table in the credit risk section (the additional tables will also be removed from our Quarterly Report on Form 10-Q starting with the period ending June 30, 2015):

	Rating
	AAA	AA	A	BBB	Non-investment Grade	Total Fair Value	% of Total Exposure
U.S. government	$66,933	$0	$0	$0	$0	$66,933	4.7%
State and municipal	110,333	290,145	103,172	0		503,650	35.2%
Mortgage- and asset-backed	424,676	35,042	4,255	0		463,973	32.4%
Corporates	0	17,717	124,140	130,384	125,045	397,286	27.7%
Total fair value	601,942	342,904	231,568	130,384	125,045	1,431,843	100.0%
% of total fair value	42.0%	23.9%	16.2%	9.1%	8.7%	100.0%

2.
SEC COMMENT: Your disclosure on page 42 indicates that you “review the third party pricing methodologies…” but does not indicate the valuation technique(s) used to arrive at fair value. Please provide us, for each “class” (see comment 1 above) of Level 2 maturity securities, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

COMPANY RESPONSE: We will modify our footnote disclosure (underline indicates addition) beginning with our Quarterly Report on Form 10-Q for the year period June 30, 2015 as follows:

Note 3 Fair Value
A third party nationally recognized pricing service provides the fair value of securities in Level 2. The valuation technique for Level 2 fixed maturity securities is the application of evaluative pricing models. The market inputs include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, reference data and industry and economic events. For mortgage- and asset-backed securities, prepayment assumptions are also considered. We review the third party pricing methodologies quarterly and test for significant differences between the market price used to value the security and recent sales activity.

Please contact me if you have any further questions or comments.

Sincerely,

/s/ ROGER SMITH
Roger Smith
Executive Vice President, Chief Financial Officer and Treasurer